

August 28, 2014

Via E-mail
Mr. J. Daniel Plants, Esq.
Voce Capital LLC
600 Montgomery Street, Suite 210
San Francisco, CA 94111

      Re: **CONMED Corporation**
            Definitive Additional Soliciting Materials
            Filed by Voce Catalyst Partners LP et al.
            Filed August 26, 2014
            File No. 000-16093

Dear Mr. Plants:

We have reviewed your filing and have the following comment.

<u>Shameless cherry-picking, page 5</u>

1.   As an initial matter, please characterize as your view that the information on slides such as these is "shameless cherry-picking." Please also provide support for the assertion that the peers from the 2014 proxy statement were selected "during pendency of this proxy contest." We understand that the peers were selected in April 2013.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

                    Sincerely,

                    /s/ David L. Orlic

                    David L. Orlic
                    Special Counsel
                    Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Ariana Zikopoulos, Esq.
        Schulte Roth & Zabel LLP